Exhibit 99.1
ECARX Announces Third Quarter 2026 Unaudited Financial Results

London, November 4, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a leading global automotive intelligence company, today announced unaudited financial results for the quarter ended September 30, 2026.

Ziyu Shen, ECARX CEO, commented, "The third quarter was defined by disciplined execution across our product pipeline and financial results. Our continued shift toward higher-end Antora® and Pikes® solutions, together with the careful management of our supply chain and higher memory costs, are directly supporting revenue growth.

Strategically, we continue to move up the value chain by owning more of our technology stack. At the end of the quarter, we completed the acquisition of the Flyme software business, giving us ownership of the application layer that drivers use every day and opening up new recurring software revenue opportunities. We have entered into a non-binding MOU with Arm to co-develop next-generation AI compute systems that can be applied in automotive and beyond. And, we are also finalizing a partnership with a leading European luxury automaker on a Joint Cockpit AI Innovation Lab built on Flyme OS to further drive growth up the value chain.

Our technology is proven in more than 12 million vehicles, and the same stack can now bring AI from the cloud to the edge across a much wider range of intelligent devices. By expanding our product portfolio, growing our partner ecosystem and accelerating global market penetration, we are building ECARX into a technology partner for a substantially larger market."
Third Quarter 2026 Financial Results:

During the quarter, ECARX acquired 100% equity interest in Hubei Qiguang Technology Co., Ltd. (“Qiguang”), an entity under common control. Comparative financial information is restated by combining assets, liabilities, revenues, expenses and equity of ECARX and Qiguang using the pooling-of interests method. All intercompany transactions and balances between the combining entities have been eliminated.

During this quarter, the Company identified errors in its previously issued consolidated financial statements relating to the accounting for certain government subsidies recognized in 2021 and 2022. Management evaluated the errors and concluded that they were not material to the previously issued financial statements, but would be material to the current-period financial statements if left uncorrected. Accordingly, to correct these errors and enhance the comparability of the financial information presented, the Company has made correcting adjustments to other current liabilities and equity as of the beginning of the earliest comparative period presented.

•Total revenue was US$240.8 million, up 10% year-over-year (“YoY”).
◦Sales of goods revenue was US$222.7 million, up 23% YoY. The increase was mainly attributable to the pricing adjustment implemented to offset the impact of elevated memory costs, as well as the sales volume increase compared to the third quarter last year.
◦Software license revenue was US$0.4 million, down 56% YoY, primarily due to a decrease of sales volume for software licenses compared to the third quarter last year.

◦Service revenue was US$17.7 million, down 53% YoY. The decline is attributable to the seasonal nature of vehicle model launches by our partners. While new model launches peaked in the second quarter of 2026, the pace of project launches subsequently experienced a notable deceleration in the third quarter.
•Total cost of revenue was US$223.9 million, up 30% YoY, driven primarily by rising memory costs associated with the sales of goods.

•Gross profit was US$16.9 million, down 65% YoY, resulting in a gross margin of 7.0%. Cost escalation in the third quarter exceeded what our current pricing was able to offset. Consequently, passing on further cost increases proved more challenging, with a larger portion being absorbed internally to support volume growth and maintain partnership commitments, and therefore memory costs remain a drag on profitability. In addition, the decrease in
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service revenue also led to a decline in service margin. As a result, gross margin decreased from 21.9% to 7.0% YoY.

•Research and development expenses were US$27.5 million, down 12% YoY, primarily driven by the continued resource prioritization that enhanced operational efficiencies and synergies from R&D integration and the internal deployment of AI across our business to reduce structural costs.

•Selling, general and administrative expenses and others, net were US$25.6 million, up 11% YoY, reflecting a US$6.7 million impairment recorded in the third quarter of 2026 against the convertible bonds previously issued by DreamSmart. Excluding this amount, the remaining expenses declined by US$4.2 million, or down 18% YoY, primarily driven by the continued improvement in global operating efficiencies and lower share-based compensation expenses incurred during the quarter.
•Net loss was US$48.6 million, compared with US$8.4 million during the same period last year. The change was mainly driven by the decrease of gross margin, as well as an increase in fair value losses of an equity security and finance expenses.
•Adjusted EBITDA (non-GAAP) loss was US$37.7 million, compared with adjusted EBITDA (non-GAAP) loss of US$0.9 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of September 30, 2026 was US$53.7 million, compared with US$165.5 million at June 30, 2026. During the quarter, we paid US$191.5 million for the acquisition of Flyme software business, funded by a combination of cash reserves and US$67.8 million of bank financing drawn in the quarter. The remaining change primarily reflects changes in operating cash outflow and working capital to support new program launches, funded through US$30.5 million in bank financing.

•Looking ahead, our visibility into the remainder of the year gives us the confidence around our strategic trajectory:

•Based on our current backlog and accelerating commercial pipeline, we are reiterating our full-year 2026 guidance of US$1.0-US$1.1 billion in total revenue.

•We expect global memory costs to continue to weigh on our gross margin and operating profitability over the next few quarters, including the fourth quarter of 2026. However, we have been proactive in managing this environment, as demonstrated in the prior quarters and again now. We continue to work with customers and suppliers to mitigate the impact through pricing adjustments, operational efficiencies, and product mix optimization. We continue to view these pressures as manageable and remain focused on protecting the long-term profitability profile of the business.

Recent Business Development Highlights and Updates:

Expanding Global Footprint and Automaker Partnerships
•More than 12 million vehicles on the road globally with ECARX technologies as of September 30, 2026, spanning across 18 OEMs, 28 brands, and 159 markets, with multiple additional partnership discussions advancing.
•Flyme Auto recorded more than 1.2 million vehicle deployments from January to September 2026, bringing total cumulative deployments of Flyme Auto by ECARX to over 3.5 million vehicles.
•Finalizing partnership with a leading European luxury automaker to establish a Joint Cockpit AI Innovation Lab based on Flyme OS, developing next-generation intelligent cockpit systems customized for the automaker's vehicles in China.
•Continued industrialization of the Volkswagen Group program, remaining firmly on track with engineering, supply chain and support infrastructure build-out across Latin America ahead of the expected 2027 launch.

Deepening Innovation-Driven R&D Ecosystem
•Completed the acquisition of the Flyme software business on September 30, 2026, expanding capabilities beyond hardware into higher-value software ecosystem services, with Flyme operating as an independent software division.
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•Tencent Cloud's WorkBuddy AI-powered smart work assistant will be integrated with Flyme AIOS, expanding AI capabilities across the Flyme ecosystem.
•Signed a non-binding memorandum of understanding with Arm to co-develop AI compute platforms for automotive applications. The partnership builds upon the years-long relationship with Arm China, with whom ECARX co-incubated SiEngine.

Technological Advancements and Product Launches
•Shipped approximately 721,000 units during the quarter, with high-end Antora® solutions accounting for 30% of shipments, compared to 25% in the same period last year.
•Initiated mass production for 21 new vehicle models across 5 brands, 6 of which are designated for markets outside of China, such as Korea.
•Secured 23 vehicle design wins during the quarter, further strengthening the Company's commercial pipeline and long-term revenue momentum.

# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Wednesday, November 4, 2026, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/e4i8peb6/lan/en

To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BI9ffd14a76c2a4f01aa0a3d8d55eed7b0 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.

As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX’s proven technology is deployed in around 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.

Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 15 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. Forward-looking statements, including statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate, are not
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guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2025	As of September 30, 2026
Millions, except otherwise noted	US$	US$
ASSETS
Current assets
Cash	87.1	42.2
Restricted cash	6.1	11.5
Short-term investments	31.2	47.2
Accounts receivable – third parties, net	14.8	55.8
Accounts receivable – related parties, net	190.0	221.9
Notes receivable	6.0	3.3
Inventories	62.3	244.5
Amounts due from related parties	53.7	24.2
Prepayments and other current assets	36.3	70.3
Total current assets	487.5	720.9

Non-current assets
Long-term investments	61.5	50.8
Property and equipment, net	28.2	41.8
Intangible assets, net	45.6	45.8
Operating lease right-of-use assets	16.8	15.4
Goodwill	16.5	17.2
Other non-current assets – third parties	30.2	46.1
Other non-current assets – related parties	—	9.5
Total non-current assets	198.8	226.6
Total assets	686.3	947.5

LIABILITIES
Current liabilities
Short-term borrowings	310.7	366.7
Accounts payable - third parties	194.2	390.5
Accounts payable - related parties	102.6	106.1
Notes payable	19.3	28.1
Amounts due to related parties	54.6	115.1
Contract liabilities, current - third parties	0.1	0.1
Contract liabilities, current - related parties	7.3	3.1
Operating lease liabilities - current	5.0	5.4
Convertible notes payable-current	38.8	16.7
Accrued expenses and other current liabilities	99.9	100.1
Income tax payable	1.0	0.7
Total current liabilities	833.5	1,132.6

Non-current liabilities
Long-term borrowings	5.6	181.8
Convertible notes payable, non-current	60.3	116.6
Operating lease liabilities, non-current	15.7	14.0
Warrant liabilities, non-current	1.1	0.5
Provisions	17.8	19.7
Other non-current liabilities - third parties	20.7	29.4
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2025	As of September 30, 2026
Millions, except otherwise noted	US$	US$
Deferred tax liabilities	5.2	4.8
Total non-current liabilities	126.4	366.8
Total liabilities	959.9	1,499.4

Mezzanine equity
Redeemable non-controlling interests	—	15.0
Total mezzanine equity	—	15.0

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—
Additional paid-in capital	1,018.0	831.6
Treasury shares, at cost	(30.0)	(39.9)
Accumulated deficit	(1,237.1)	(1,321.4)
Accumulated other comprehensive loss	(21.1)	(33.6)
Total deficit attributable to ordinary shareholders	(270.2)	(563.3)
Noncontrolling interests	(3.4)	(3.6)
Total shareholders' deficit	(273.6)	(566.9)
Liabilities and shareholders' deficit	686.3	947.5
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Nine Months Ended September 30		Three Months Ended September 30
	2025	2026	2025	2026
Millions, except share data and per share data, or otherwise noted	US$	US$	US$	US$
Revenue
Sales of goods revenue	433.6	532.9	181.7	222.7
Software license revenue	27.7	2.7	0.9	0.4
Service revenue	82.0	61.9	37.3	17.7
Total revenue	543.3	597.5	219.9	240.8
Cost of goods sold	(380.2)	(477.7)	(153.3)	(213.2)
Cost of software licenses	(1.1)	(1.1)	(0.3)	(0.3)
Cost of services	(48.2)	(28.2)	(18.1)	(10.4)
Total cost of revenue	(429.5)	(507.0)	(171.7)	(223.9)
Gross profit	113.8	90.5	48.2	16.9

Research and development expenses	(116.1)	(88.2)	(31.4)	(27.5)
Selling, general and administrative expenses and others, net	(75.6)	(70.2)	(23.1)	(25.6)
Total operating expenses	(191.7)	(158.4)	(54.5)	(53.1)
Loss from operation	(77.9)	(67.9)	(6.3)	(36.2)

Interest income	3.2	3.4	1.6	0.9
Interest expense	(13.6)	(26.0)	(3.5)	(8.0)
Share of results of equity method investments	0.4	13.7	0.3	(0.5)
Others, net	3.3	(6.7)	(0.6)	(5.2)
Loss before income taxes	(84.6)	(83.5)	(8.5)	(49.0)
Income tax expense	(2.0)	(0.6)	0.1	0.4
Net loss	(86.6)	(84.1)	(8.4)	(48.6)
Net loss (income) attributable to nonredeemable noncontrolling interests	3.1	0.1	(0.5)	(0.2)
Net loss attributable to redeemable noncontrolling interests	—	2.1	—	0.4
Net loss attributable to ECARX Holdings Inc.	(83.5)	(81.9)	(8.9)	(48.4)
Accretion of redeemable noncontrolling interests	—	(2.4)	—	(0.6)
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(83.5)	(84.3)	(8.9)	(49.0)
Net loss	(86.6)	(84.1)	(8.4)	(48.6)
Other comprehensive loss (income):
Fair value change of available-for-sale debt investment, net of nil income taxes	—	(1.9)	—	0.9
Foreign currency translation adjustments, net of nil income taxes	(4.9)	(10.7)	0.2	(2.5)
Comprehensive loss	(91.5)	(96.7)	(8.2)	(50.2)
Comprehensive loss (income) attributable to nonredeemable noncontrolling interests	3.0	0.2	(0.7)	(0.1)
Comprehensive loss attributable to redeemable noncontrolling interests	—	2.1	—	0.4
Accretion of redeemable noncontrolling interests	—	(2.4)	—	(0.6)
Comprehensive loss attributable to ECARX Holdings Inc.	(88.5)	(96.8)	(8.9)	(50.5)
Loss per ordinary share
–Basic loss per share, ordinary shares	(0.25)	(0.22)	(0.03)	(0.13)
–Diluted loss per share, ordinary shares	(0.25)	(0.22)	(0.03)	(0.13)
Weighted average number of ordinary shares used in computing loss per ordinary share
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ECARX Holdings Inc.
Condensed Consolidated Statement of Comprehensive Loss (continued)

	Nine Months Ended September 30		Three Months Ended September 30
	2025	2026	2025	2026
Millions, except share data and per share data, or otherwise noted	US$	US$	US$	US$
–Weighted average number of ordinary shares - Basic	337,824,547	375,154,378	339,033,301	388,748,348
–Weighted average number of ordinary shares - Diluted	337,824,547	375,154,378	339,033,301	388,748,348
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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Nine Months Ended September 30		Three Months Ended September 30
	2025	2026	2025	2026
Millions, except otherwise noted	US$	US$	US$	US$
Net Loss	(86.6)	(84.1)	(8.4)	(48.6)
Interest income	(3.2)	(3.4)	(1.6)	(0.9)
Interest expense	13.6	26.0	3.5	8.0
Income tax expense	2.0	0.6	(0.1)	(0.4)
Depreciation of property and equipment	6.3	5.6	2.1	1.5
Amortization of intangible assets	6.6	7.2	2.2	2.0
EBITDA	(61.3)	(48.1)	(2.3)	(38.4)
Share-based compensation expenses	7.9	2.2	1.4	0.7
Adjusted EBITDA	(53.4)	(45.9)	(0.9)	(37.7)
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